EXHIBIT 99

News

RiT LAUNCHES VERSION 5.0 OF PATCHVIEW FOR THE ENTERPRISE (PV4E)
INFRASTRUCTURE MANAGEMENT SOFTWARE

- Fully-Automated Provisioning; Comprehensive PDA-Based Field Implementation
Support; Enhanced Security and Expanded Integration
for Datacenter and Workspace Infrastructure -

Tel Aviv, Israel – March 13, 2007 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced the commercial availability of PatchView for the Enterprise (PV4E) Version 5.0, the 5th generation software platform of RiT’s PatchView Intelligent Infrastructure Management product family. Currently deployed in over five million ports, RiT’s solution is the clear market-share leader of the Intelligent Infrastructure Management market segment.

With Version 5.0, RiT has extended PV4E’s technology leadership with breakthrough features in the areas of automated provisioning and implementation, PDA-based field implementation support, physical layer security and integration. These features were designed to meet the evolving technology needs of bottom-line oriented customers as they cope with today’s most difficult IT challenges – particularly the mobile workforce, rapidly growing datacenters, distributed infrastructures and a skyrocketing provisioning workload.

“PV4E V5.0 offers end-to-end solutions to some of IT’s most frustrating infrastructure problems,” said Mr. Doron Zinger, RiT’s President and CEO. “Its advanced tools – including the new state-of-the-art SitePro hand-held device for field engineers – automate the entire provisioning cycle to revolutionize today’s laborious and error-prone manual methods. With enhanced Device Authorization capabilities, the system makes it much easier for IT to maintain control over the physical security of distributed networks. In addition, the improved integration capabilities that we have added to the system make it much easier to make PV4E data available to other applications and to personnel throughout the Enterprise.

“In short, PV4E is a next-generation solution that brings a new level of control and efficiency to IT department, significantly reducing infrastructure cost of ownership while increasing its performance.”

New Features of RiT’s PatchView for the Enterprise V5.0

Fully Automated Provisioning: PV4E V5.0 features the industry’s most advanced Automated Provisioning tool, with robust features designed to automate every phase of the provisioning cycle from planning through implementation and all the way to management and maintenance. Designed for ease-of-use, the system uses an intuitive drag-and-drop graphical interface, with all activities, from planning, resource allocation (including cabinet assignment and power consumption tracking) and work order creation through implementation, carried out in full compliance with flexible user defined rules and policies. The Automated Provisioning tool is easy to integrate with other work process and management applications to support enterprise-wide customer processes

—	New provisioning operations: in PV4E V5.0, one-click support has been added to simplify and foolproof common multi-step operations including Swap, Remove, Change and Enhanced Add on top of the existing move and add operations.

—	Cabinet provisioning: PV4E V5.0 automatically recommends cabinet assignments to device provisioning work orders according to user-established rules and policies

—	Power support: PV4E V5.0 supports dynamic power control devices and power consumption management requirements associated with provisioning assignments

SitePro: an advanced handheld application designed to help onsite personnel – whether engineers or IT managers – bring PV4E’s powerful management capabilities onto the network floor. Whether in the datacenter, communication room, workspace floor or at a remote location, SitePro makes it easy to access and manage online information regarding tasks, provisioning, connectivity and assets and to communicate with the administrator, thus improving efficiency and productivity. Device Authorization: to protect against unauthorized access to the network infrastructure, PV4E V5.0 compares connected devices against a defined authorized list, generating an alert when unauthorized devices are detected and making it easy for the administrator to authorize them when relevant.

Integration: the PV4E Software Development Kit (SDK) is continually enhanced to enable customers and integrators to utilize powerful PV4E capabilities for other applications and processes.

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

COMPANY CONTACT:
Oded Nachmoni
VP, Marketing & Product Strategy
+972-3-6455481
odedn@rit.co.il

RiT Technologies Ltd. 24 Raoul Wallenberg St., Tel Aviv 69719, Israel
Tel: +972-3-645-5151 Fax: +972-3-647-4115